**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 13, 2009**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Federal Express Corporation**

**File No. 001-07806 - CF#23051**
_____

Federal Express Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on December 19, 2008.

Based on representations by Federal Express Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

|  |  |
|---|---|
| Exhibit 10.1 | through September 30, 2013 |
| Exhibit 10.3 | through May 31, 2015 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Rolaine S. Bancroft
Special Counsel